

Mail Stop 3720

December 20, 2007

Mr. Sebastian Cassetta
Chief Executive Officer
Sielox, Inc.
170 East Ninth Ave.
Runnemede, NJ 08078

      Re: **Sielox, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed April 4, 2007

              Form 10-Q/A for Fiscal Quarter Ended September 30, 2007
              File No. 0-29423

Dear Mr. Cassetta:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, Page 19

1.   In future filings, include quantitative and qualitative disclosures for market risk regarding money market funds, trade receivables and outstanding amounts due on lines of credit. You should use one of the three disclosure alternatives of Item 305(a) of Regulation S-K.

Financial Statements
Revenue Recognition, page F-14

2.   We note that your products cameras, monitors, camera housings, power supplies, multiplexers, high speed domes, controllers, and analog and digital video recorders. We also note that you provide warrantees and software updates and that your products are used by the government, military and in large corporate environments. Expand your revenue recognition policy disclosures to clearly describe your policies with respect to each of your significant products and services, and advise us. In your response, please explain how you apply the guidance in SAB Topic 13. Also, indicate your arrangements that have multiple deliverables or software and, with respect to each, tell us how you apply the guidance of EITF 00-21 and SOP 97-2.

4. Restricted Cash and Gain of Sale of Assets, page F-17

3.   Refer to the third paragraph of page F-17, which states that the Company estimated its "potential liability" under this indemnification guarantee to eBay at the amount of the $2 million cap. Please revise to reflect this guarantee at the fair value of your obligation at inception. Moreover explain to us how you estimated the revised carrying amount of this liability under FIN 45.   Otherwise please advise.

7. Intangible Assets, page F-17

4.   Describe the distribution agreements that you acquired in the Southern Imaging acquisition and explain to us how you determined that these intangible assets had indefinite lives under SFAS 142.

Form 10-Q/A for September 30, 2007
Financial Statements
Note 3 – Merger, page 10

5.   We note that Dynabazaar Inc. and L Q Corporation shared several officers before the merger. Please describe all of the relationships between these two companies and Barington for us. Explain to us why you believe Dynabazaar Inc. and L Q Corporation were not under common control at the time of the merger.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director